EXCELLON
Excellon Resources Inc.

PROSPECTUS OFFERING OF UNITS

August 6, 2019

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in all of the provinces of Canada, except Quebec. A copy of the preliminary short form prospectus, and any amendment, is required to be delivered with this document.

The preliminary prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Excellon Resources Inc. ("**Excellon**" or the "**Company**")
Offering:	9,500,000 units (the "**Units**"). Each Unit is comprised of one common share of the Company (a "**Common Share**") and one-half of one Common Share purchase warrant (each full warrant, a "**Warrant**") of the Company.
Gross Proceeds:	C$10,070,000 (C$11,580,500 assuming the Option is exercised in full).
Offering Price:	C$1.06 per Unit (the "**Offering Price**").
Option:	The Company has granted the underwriters an option (the "**Option**"), exercisable in part or in whole at the underwriters' sole discretion, at any time until 30 days following the Closing Date (as hereinafter defined), to purchase 1,425,000 additional Units at the Offering Price.
Warrant:	Each Warrant will entitle the holder thereof to purchase one Common Share of the Company for a period of 24 months following the Closing Date at a price of C$1.40.
Use of Proceeds:	The proceeds from the Offering shall be used for exploration and optimization activities at its flagship Platosa Mine in Mexico and for general corporate purposes.
Jurisdictions:	Public offering, eligible for sale in all of the provinces of Canada, except Quebec (the "**Jurisdictions**"), pursuant to a short form prospectus and into the United States on a private placement basis to Qualified Institutional Buyers (QIBs) via an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.
Form of Underwriting:	"Bought deal" basis subject to conventional bought deal termination provisions and closing conditions to be including in a definitive underwriting agreement.
Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.
Listing:	Application will be made to list the Common Shares underlying the Units and the Warrants on the TSX Exchange ("**TSX**"), which listing shall be conditionally approved prior to closing. The Common Shares are currently listed on the TSX under the symbol "EXN". In addition, the Company will use reasonable best efforts to list the Warrants for trading on the Exchange on the Closing Date.
Lead Underwriter:	Cormark Securities Inc.

CORMARK
SECURITIES INC.

Commission:	Cash commission equal to 6.0% of the gross proceeds of the Offering (including for certainty any proceeds in connection with the exercise of the Option).
Closing Date:	On or before August 27, 2019 (the "**Closing Date**") or such other date as the underwriters and the Company may agree.